1400 Corporate Center Way

Wellington, Florida 33414-2105

April 25, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:               Post-Effective Amendments Nos. 2, 4 and 2
to Registration Statements on Form S-3 with
File Nos. 333-112493, 333-57114 and 333-16235, respectively

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant hereby applies for withdrawal of the Post-Effective Amendments Nos. 2, 4 and 2 filed on April 13, 2017 to Registration Statements on Form S-3 with File Nos. 333-112493, 333-57114 and 333-16235, respectively (the “Amendments”).

The undersigned registrant respectfully requests the withdrawal of the Amendments because they were filed unnecessarily.

Very truly yours,

B/E Aerospace, Inc.

By:	/s/ Robert J. Perna
Name:	Robert J. Perna
Title:	Vice President and Secretary